[AVI BioPharma, Inc. Letterhead]

Submitted

Via EDGAR Database

December 31, 2009

Ms. Staci Shannon

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4720

Washington, D.C.  20549

Re:                             Letter Dated December 17, 2009 Regarding AVI BioPharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Schedule 14A filed April 14, 2009, Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and September 30, 2009, File No. 001-14895

Dear Ms. Shannon:

This letter hereby acknowledges receipt of the above referenced letter by AVI BioPharma, Inc. (the “Company”).  In accordance with the December 28, 2009 telephone conversation between Steve Davis of Davis Wright Tremaine LLP, outside counsel to the Company, and you, we will provide a response to the Staff’s comments no later than January 15, 2010.

Very truly yours,

/s/ J. David Boyle II

J. David Boyle II
Chief Financial Officer